UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025562

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section
MAR 18 2015
Washington DC 404

SEC FILE NUMBER
8- 49496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W. 57th Street - 52nd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice (212) 218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC
(Name – *if individual, state last, first, middle name*)

425 Capitol Avenue - Suite 3300 (Address) Little Rock (City) AR (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Michael J. Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SULEIKA CANA[illegible]RAL
Notary Public, State of New York
No. 01CA6208665
Qualified in Queens County
Commission Expires July 06, 2017

[signature]
Signature

Senior Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

December 31, 2014

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

Table of Contents

FROST, PLLC
Certified Public Accountants
Relationships backed by performance.

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities, LLC
Troy, New York

We have audited the accompanying statement of financial condition of MCM Securities, LLC as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of MCM Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of MCM Securities, LLC's financial statements. The supplementary information is the responsibility of MCM Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

MCM SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	19,884
Commission fee receivable		339,500
Deposits receivable		3,040
Prepaid expenses		2,724
Total assets	$	365,148
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	6,541
Member's equity		358,607
Total liabilities and member's equity	$	365,148

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES, LLC

Statement of Income

For the Year Ended December 31, 2014

Revenues	
Commission income	$ 339,500
Operating expenses	
Salary and benefits	22,001
Professional fees	16,390
Broker/dealer expense	4,419
Office supplies and expenses	7,067
Occupancy expense	6,736
Licenses and permits	4,074
Miscellaneous	2,599
Insurance	1,010
Total operating expenses	64,296
Net income	$ 275,204

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2014

Balance - January 1, 2014	$	23,403
Contributions from member		60,000
Net income		275,204
Balance - December 31, 2014	$	358,607

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 275,204
Adjustments to reconcile net income to net cash used by operating activities	
Changes in operating assets and liabilities	
Receivables	(339,389)
Prepaid expenses	(39)
Accounts payable and accrued expenses	3,170
Net cash used by operating activities	(61,054)
Cash flows from financing activities	
Contributions from member	60,000
Net cash provided by financing activities	60,000
Net decrease in cash	(1,054)
Cash - beginning of year	20,938
Cash - end of year	$ 19,884

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

MCM Securities, LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

2. **Summary of Significant Accounting Policies**

a. **Business activities** – The Company's business activities are limited to the following: selling interests in mortgages or other receivables, private placements of securities, real estate syndicator, providing financial advice to issuers of private placements and municipal securities broker.

b. **Revenue recognition** – Revenue is recorded in the accompanying financial statements at the time transactions and services are completed and income is reasonably determinable and probable.

c. **Cash** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2014, the Company did not hold investments considered to be cash equivalents.

d. **Accounts receivable** – Accounts receivable consists of commission fee revenue and is stated at the original contract amount less any allowance established for doubtful amounts. The Company has not historically incurred any losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2014.

e. **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon

2. **Summary of Significant Accounting Policies (cont.)**

settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2014.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2011. The Company's federal and state tax returns are not currently under examination. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2014, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2014.

f. **Related party transactions** – In the normal course of business, the Company is allocated certain expenses by the Parent. Substantially all prior and future revenues earned by the Company are from transactions controlled by a related party. These transactions have substantially the same terms as those with unrelated parties.

g. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

h. **Recent accounting pronouncements** – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in, "Revenue Recognition (Topic 605)," and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the Company's accompanying financial statements.

3. **Related Party Transactions**

In accordance with an expense support agreement, as amended May 2012, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies and other expenses are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent.

Substantially all prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. **Commitments and Contingencies**

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, the plaintiffs claim substantial amounts. The costs to defend such matters have been included in professional fees in the accompanying statement of income.

Management intends to vigorously defend these matters and, after consultation with counsel, believes the resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the merits of the claims and the likelihood of a successful defense against the claims.

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or \$5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2014, the Company had net capital, as defined, of approximately \$13,000, which was approximately \$8,000 in excess of its minimum required net capital of \$5,000. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.00 at December 31, 2014.

6. **Subsequent Events**

During January 2015, the Company made a cash distribution to its member of $280,000.

The Company evaluated all other events and transactions subsequent to its December 31, 2014 statement of financial condition date and determined there were no additional significant events, other than noted above, to report through February 26, 2015, which is the date the Company issued its financial statements.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Aggregate indebtedness	$	6,541
Minimum required net capital	$	5,000
Net capital		
Member's equity	$	358,607
Deductions (nonallowable assets)		
Prepaid expenses and receivables		345,264
Total net capital		13,343
Minimum required net capital		5,000
Net capital excess of requirement	$	8,343
Ratio: aggregate indebtedness to net capital		.49 to 1.00

MCM SECURITIES, LLC

Schedule of Assessment and Payments to the Securities Investor Protection Corporation

For the Period from January 1, 2014 to December 31, 2014

Total revenue for the period from January 1, 2014 to December 31, 2014	$	339,500
SIPC net operating revenue	$	339,500
General assessment (at .0025)	$	849
Less prior overpayment applied		78
Assessment due and paid with SIPC 7T, January 29, 2015	$	771

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation as Required Under Securities and Exchange Commission Rule 17a-5(e)(4)

The Member
MCM Securities, LLC
Troy, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by MCM Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger details, focus reconciliation schedules and a certain sublease agreement, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger details and focus reconciliation schedules, supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

Review Report of Independent Registered Public Accounting Firm

The Member
MCM Securities, LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MCM Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) MCM Securities, LLC stated that MCM Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. MCM Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

Exemption Report

MCM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MCM Securities, LLC

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________________

Title: Senior Managing Director

February 26, 2015